Exhibit 99.1

SILVER WHEATON CORP.

AND

SILVERSTONE RESOURCES CORP.

ACQUISITION AGREEMENT

DATED:   MARCH 11, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	DEFINITIONS	1
1.2	INTERPRETATION NOT AFFECTED BY HEADINGS	11
1.3	NUMBER AND GENDER	11
1.4	DATE FOR ANY ACTION	11
1.5	CURRENCY	11
1.6	ACCOUNTING MATTERS	11
1.7	KNOWLEDGE	11
1.8	SCHEDULES	11

ARTICLE 2 THE ARRANGEMENT		12

2.1	ARRANGEMENT	12
2.2	COURT ORDERS	12
2.3	SILVERSTONE MEETING	13
2.4	SILVERSTONE CIRCULAR	13
2.5	FINAL ORDER	15
2.6	COURT PROCEEDINGS	15
2.7	EFFECT ON THE ARRANGEMENT AND EFFECTIVE DATE	15
2.8	PAYMENT OF CONSIDERATION	16
2.9	PREPARATION OF FILINGS	16
2.10	ANNOUNCEMENT AND SHAREHOLDER COMMUNICATIONS	16
2.11	WITHHOLDING TAXES	16
2.12	U.S. TAX MATTERS	16

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SILVERSTONE		17
3.1	REPRESENTATIONS AND WARRANTIES	17
3.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	30

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SILVER WHEATON		30

4.1	REPRESENTATIONS AND WARRANTIES	30
4.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	35

ARTICLE 5 COVENANTS OF SILVERSTONE AND SILVER WHEATON		35
5.1	COVENANTS OF SILVERSTONE REGARDING THE CONDUCT OF BUSINESS	35
5.2	COVENANTS OF SILVERSTONE RELATING TO THE ARRANGEMENT	38
5.3	COVENANTS OF SILVER WHEATON REGARDING THE PERFORMANCE OF OBLIGATIONS	39
5.4	MUTUAL COVENANTS	40

ARTICLE 6 CONDITIONS		43
6.1	MUTUAL CONDITIONS PRECEDENT	43
6.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SILVER WHEATON	44
6.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SILVERSTONE	45
6.4	SATISFACTION OF CONDITIONS	46

ARTICLE 7 ADDITIONAL AGREEMENTS		46

7.1	NOTICE AND CURE PROVISIONS	46
7.2	NON-SOLICITATION	46
7.3	RIGHT TO MATCH	48
7.4	EXPENSES AND TERMINATION FEES	48
7.5	ACCESS TO INFORMATION; CONFIDENTIALITY	50
7.6	INSURANCE AND INDEMNIFICATION	50

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		51

8.1	TERM	51
8.2	TERMINATION	51
8.3	AMENDMENT	53
8.4	WAIVER	53

ARTICLE 9 GENERAL PROVISIONS		53

9.1	PRIVACY	53
9.2	NOTICES	54
9.3	GOVERNING LAW; WAIVER OF JURY TRIAL	55
9.4	INJUNCTIVE RELIEF	55
9.5	TIME OF ESSENCE	55
9.6	ENTIRE AGREEMENT, BINDING EFFECT AND ASSIGNMENT	55
9.7	SEVERABILITY	56
9.8	COUNTERPARTS, EXECUTION	56

SCHEDULE A TO THE ACQUISITION AGREEMENT PLAN OF ARRANGEMENT		A-1

SCHEDULE B TO THE ACQUISITION AGREEMENT ARRANGEMENT RESOLUTION		B-1

SCHEDULE C TO THE ACQUISITION AGREEMENT KEY REGULATORY APPROVALS		C-1

SCHEDULE D TO THE ACQUISITION AGREEMENT KEY THIRD PARTY CONSENTS		D-1

- ii -

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT dated March 11, 2009,

B E T W E E N:

Silver Wheaton Corp., a corporation incorporated under the laws of Ontario (“Silver Wheaton”)

- and -

Silverstone Resources Corp., a corporation incorporated under the laws of British Columbia (Canada) (“Silverstone”)

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Silver Wheaton or any of its affiliates) after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Silverstone and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Silverstone and its subsidiaries; or (b) 20% or more of any voting or equity securities of Silverstone or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Silverstone and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Silverstone; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Silverstone or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this acquisition agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Approvals” means the approvals listed on Schedule 5.1(k) to the Disclosure Letter;

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Silverstone and Silver Wheaton, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Silverstone Shareholders  approving the Plan of Arrangement which is to be considered at the Silverstone Meeting and is to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“BCSC” means the British Columbia Securities Commission, and includes any successor thereto;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

“Capstone” mean Capstone Mining Corp.;

“Capstone Purchase Contract” means the amended and restated purchase silver purchase agreement between Capstone Gold, S.A. de C.V., [REDACTED], Capstone and Silverstone dated as of April 4, 2007;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Silverstone or its subsidiaries owns or has a right or option to acquire or use, all as indicated in the list set out Section 3.1(r) of the Disclosure Letter;

“Confidentiality Agreement” means the confidentiality agreement dated March 5, 2009 between Silver Wheaton and Silverstone pursuant to which Silver Wheaton has been provided with access to confidential information of Silverstone;

“Consideration” means the consideration to be received by the Silverstone Shareholders pursuant to the Plan of Arrangement in consideration for their Silverstone Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Silverstone or any of its subsidiaries is a party or by which Silverstone or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Silver Wheaton and Silverstone for the purpose of, among other things, exchanging certificates representing Silverstone Shares for certificates representing Silver Wheaton Shares;

“Disclosure Letter” means the disclosure letter executed by Silverstone and delivered and Silver Wheaton in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Silverstone and Silver Wheaton, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Silverstone and Silver Wheaton, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Silverstone Meeting, as the same may be amended by the Court with the consent of Silverstone and Silver Wheaton, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party, including from customers, to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Silverstone or any of its subsidiaries and as set out in Schedule D hereto;

“Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions) which Silverstone or its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in Section 3.1(r) of the Disclosure Letter;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means Capstone and each of the officers and directors of Silverstone;

“Lundin Purchase Contracts” means the silver purchase and licence agreement between Silverstone, [REDACTED], Lundin Mining Corporation, Sociedade Mineira de Neves Corvo S.A. and Pirites Alentejanas, S.A. dated as of June 5, 2007;

“Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material adverse to the business, prospects, results of operations or financial condition of Silverstone and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by Silver Wheaton of its plans or intentions with respect to Silverstone and/or any of its subsidiaries; (ii) changes in the U.S., Canadian, Mexican or Portuguese economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate  effect on Silverstone relative to comparable exploration and/or mining companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Silverstone relative to comparable exploration and/or mining companies; (vii) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Silverstone relative to comparable mining and/or exploration companies; (viii) any change in the price of silver; (ix) any change relating to relative currency exchange rates of the currencies in Canada, the US, Mexico or Portugal; or (x) any decrease in the market price or any decline in the trading volume of Silverstone Shares on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contracts” means the Purchase Agreements and any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Silverstone; (ii) under which Silverstone or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Silverstone or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term of the contract; (vi) that limits or restricts Silverstone or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Silverstone and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(r) to the Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(j)

 “Non-Competition Agreements” means the non-competition agreements (including all amendments thereto) between Silver Wheaton and each Senior Officer setting forth, among other things, the terms and conditions whereby such Senior Officers will not engage in the silver streaming business on a worldwide basis for two years;

“NYSE” means the New York Stock Exchange;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means August 31, 2009, or such later date as may be agreed to in writing by the Parties;

“Parties” means Silverstone and Silver Wheaton, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” means a passive foreign investment company, as such term is defined in the Code;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Silverstone and Silver Wheaton, each acting reasonably;

“Precious Metals Purchase Agreement” means the purchase agreement between Silverstone, Sherwood Copper Corporation, Minto Explorations Ltd. and Kutcho Copper Corp. dated as of November 20, 2008;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.4(c);

“Purchase Agreements” means the Capstone Purchase Contract, the LCo Purchase Contracts, the Precious Metals Purchase Agreement and any other agreement to purchase silver;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

 “Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Series A Warrants” means the warrants to purchase Silver Wheaton Shares governed by the warrant indenture dated November 20, 2004 between Silver Wheaton and CIBC Mellon Trust Company, as warrant agent;

“Series B Warrants” means the warrants to purchase Silver Wheaton Shares governed by the warrant indenture dated December 22, 2005 between Silver Wheaton and CIBC Mellon Trust Company, as warrant agent;

“Senior Officers” collectively means Darren Pylot, Hugh Willson, Jason Howe and John Wright;

“Share Exchange Ratio” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Silver Wheaton Convertible Securities” means the Silver Wheaton Options, the Silver Wheaton Warrants and the Silver Wheaton Restricted Share Rights;

“Silver Wheaton Financial Statements” has the meaning ascribed thereto in Section 4.1(h);

“Silver Wheaton Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, prospects, results of operations or financial condition of Silver Wheaton and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by Silver Wheaton of its plans or intentions with respect to Silverstone and/or any of its subsidiaries; (ii) changes in the U.S. or Canadian economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Silver Wheaton relative to comparable mining companies; (v) any change in GAAP; (vi) any natural disaster, provided that it does not have a materially disproportionate affect on Silver Wheaton relative to comparable mining companies; (vii) any change in the price of silver; (viii) any change relating to foreign currency exchange rates; (ix) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Silver Wheaton relative to comparable mining companies; or (x) any decrease in the market price or any decline in the trading volume of Silver Wheaton Shares on the TSX or NYSE (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Silver Wheaton Material Adverse Effect has occurred);

“Silver Wheaton Material Contracts” has the meaning ascribed thereto in Section 4.1(t);

“Silver Wheaton Options” means an option to purchase Silver Wheaton Shares granted under the Silver Wheaton Option Plan;

“Silver Wheaton Public Disclosure Record” means all documents and information required to be filed by Silver Wheaton under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Silver Wheaton Restricted Share Rights” means the restricted share rights issuable pursuant to the restricted share plan of Silver Wheaton approved at the annual and special meeting of shareholders of Silver Wheaton held on May 17, 2005;

“Silver Wheaton Shareholders” means the holders of Silver Wheaton Shares;

“Silver Wheaton Shareholder Rights Plan” means the shareholder rights plan agreement dated December 8, 2008,  between Silver Wheaton and CIBC Mellon Trust Company, as rights agent;

“Silver Wheaton Shares” means common shares in the capital of Silver Wheaton;

“Silver Wheaton Option Plan” means the stock option plan approved by Silver Wheaton Shareholders on April 26, 2007, as amended;

“Silver Wheaton Warrants” means the 2004 Warrants, the Series A Warrants and the Series B Warrants to purchase Silver Wheaton Shares.

“Silverstone Benefit Plans” has the meaning ascribed thereto in Section3.1(y)(i);

“Silverstone Board” means the board of directors of Silverstone as the same is constituted from time to time;

“Silverstone Circular” means the notice of the Silverstone Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Silverstone Shareholders, holders of Silverstone Options, holders of Silverstone Warrants and the holders of Silverstone Special Warrants in connection with the Silverstone Meeting, as amended, supplemented or otherwise modified from time to time;

“Silverstone Convertible Securities” means the Silverstone Options, Silverstone Warrants, Silverstone Special Warrants and any other agreements existing as of the date of this Agreement which provide for the issuance of Silverstone Shares;

“Silverstone Employee Options” means an outstanding option to purchase Silverstone Shares issued pursuant to the Silverstone Stock Option Plan, or otherwise, that was granted to a person in their capacity as an employee, director or officer of Silverstone;

“Silverstone Exploration Properties” means the properties described in Section 3.1(r) of the Disclosure Letter;

“Silverstone Financial Statements” has the meaning ascribed thereto in Section 3.1(j);

“Silverstone Meeting” means the special meeting of Silverstone Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Silverstone Non-Employee Options” means an outstanding option to purchase Silverstone Shares issued pursuant to the Silverstone Stock Option Plan, or otherwise, that was not granted to a person in their capacity as an employee, director or officer of Silverstone;

“Silverstone Options” means collectively the Silverstone Employee Options and the Silverstone Non-employee Options;

“Silverstone Public Disclosure Record” means all documents and information required to be filed by Silverstone under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Silverstone Shareholder Rights Plan” means the shareholder rights plan agreement date as of December 15, 2008 between Silverstone and Computershare Investor Services Inc., as rights agent;

“Silverstone Shareholders” means the holders of Silverstone Shares;

“Silverstone Shares” means the common shares in the capital of Silverstone, as currently constituted;

“Silverstone Special Warrants” means the special warrants issued to Capstone dated April 4, 2007 convertible into Silverstone Shares at no additional cost;

“Silverstone Stock Option Plan” means the stock option plan of Silverstone, as approved by Silverstone Shareholders on January 28, 2008;

“Silverstone Warrants” means the warrants to purchase Silverstone Shares pursuant to purchase warrant certificates and brokers’ warrant certificates dated April 4, 2007;

 “Special Committee” means the special committee of the Silverstone Board;

“Standard Listing Conditions” has the meaning ascribed to such term in Section 5.3.1;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to 100% of the outstanding Silverstone Shares (other than Silverstone Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Silverstone and its subsidiaries and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire the outstanding Silverstone Shares, is made available to all Silverstone Shareholders on the same terms and conditions (other than in the case of an asset transaction); (iii) in respect of which, to the extent necessary, financing commitment letters reasonably satisfactory to the Silverstone Board are provided from the sources of financing to be used to complete the transaction contemplated by such proposal establishing that such financing is available without delays or conditions (other than the conditions attached to such Acquisition Proposal); (iv) is not subject to a due diligence condition; and (v) in respect of which the Silverstone Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the holders of Silverstone Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, will, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Silverstone Shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Silver Wheaton pursuant to Section 7.3;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not.

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.5;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended  from time to time;

“Voting Agreements” means the voting agreements (including all amendments thereto) between Silver Wheaton and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Silverstone Shares (including those issuable on the exercise of Silverstone Convertible Securities) in favour of the Arrangement Resolution;

“2004 Warrants” means the warrants to purchase Silver Wheaton Shares governed by the warrant indenture dated August 5, 2004 between Silver Wheaton and CIBC Mellon Trust Company, as warrant agent, as amended;

1.2

Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4

Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Silverstone shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Silverstone required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7

Knowledge

In this Agreement, references to “the knowledge of Silverstone” means the actual knowledge of Darren Pylot, in his capacity as Chief Executive Officer of Silverstone, Jason Howe, in his capacity as the Chief Financial Officer of Silverstone, Hugh Willson, in his capacity as Vice President, Exploration and John Wright, in his capacity as technical consultant, after due enquiry within Silverstone and its subsidiaries.

1.8

Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A

-

Plan of Arrangement

Schedule B

-

Arrangement Resolution

Schedule C

-

Key Regulatory Approvals

Schedule D

-

Key Third Party Consents

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement

Silverstone and Silver Wheaton agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2

Court Orders

(a)

Silverstone shall apply to the Court, in a manner acceptable to Silver Wheaton, acting reasonably, pursuant to Section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(i)

As soon as reasonably practicable, following the date of execution of this Agreement, Silverstone shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the Silverstone Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Silverstone Shares present in person or by proxy at the Silverstone Meeting (the “Silverstone Shareholder Approval”);

(C)

that in all other respects, the terms, conditions and restrictions of the Silverstone constating documents, including quorum requirements and other matters, shall apply in respect of the Silverstone Meeting;

(D)

for the grant of Dissent Rights to the Silverstone Shareholders who are registered holders of Silverstone Shares;

(E)

for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)

that the Silverstone Meeting may be adjourned from time to time by management of Silverstone with the consent of Silver Wheaton without the need for additional approval of the Court;

(G)

that the record date for Silverstone Shareholders entitled to notice of and to vote at the Silverstone Meeting will not change in respect of any adjournment(s) of the Silverstone Meeting; and

(H)

that it is Silverstone’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Silverstone Shareholders and holders of Silverstone Options who are resident in the United States; and

(ii)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3

Silverstone Meeting

(a)

Subject to the terms of this Agreement, Silverstone agrees to convene and conduct the Silverstone Meeting in accordance with the Interim Order, Silverstone’s notice of articles and articles and applicable Law on or before May 31, 2009 or as soon as reasonably practicable thereafter.

(b)

Subject to the terms of this Agreement, Silverstone will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Silver Wheaton, using proxy solicitation services.

(c)

Silverstone will advise Silver Wheaton as Silver Wheaton may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Silverstone Meeting, as to the aggregate tally of the proxies received by Silverstone in respect of the Arrangement Resolution.

(d)

Silverstone will promptly advise Silver Wheaton of any written notice of dissent or purported exercise by any Silverstone Shareholder of Dissent Rights received by Silverstone in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Silverstone and, subject to applicable Law, any written communications sent by or on behalf of Silverstone to any Silverstone Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)

Upon receipt by Silverstone from Silver Wheaton of all necessary documents required to be executed by it, Silverstone will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Silver Wheaton lists of the holders of all classes and series of securities of Silverstone, including lists of the Silverstone Shareholders and the holders of Silverstone Options and Silverstone Warrants, as well as a security position listing from each depositary of its securities, including CDS Clearing and Depositary Services Inc. and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to Silver Wheaton thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(f)

As soon as reasonably practicable and in any event not later than April 30, 2009, Silverstone will convene a meeting of the Silverstone Board to approve the Silverstone Circular.

2.4

Silverstone Circular

(a)

Silverstone shall prepare the Silverstone Circular in compliance with the Securities Laws and file on a timely basis, and in any event on or before April 30, 2009, the Silverstone Circular with respect to the Silverstone Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable securityholders to form a reasoned judgment concerning the Arrangement and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts relating to the Silver Wheaton Shares.  Without limiting the generality of the foregoing, Silverstone shall, in consultation with Silver Wheaton, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)

Silverstone shall ensure that the Silverstone Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Silverstone Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Silver Wheaton and its affiliates, including Silver Wheaton Shares) and shall provide Silverstone Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Silverstone Meeting and to allow Silver Wheaton to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Silver Wheaton Shares in exchange for Silverstone Shares pursuant to the transactions described herein. Subject to Section 7.2, the Silverstone Circular will include the unanimous recommendation of the Silverstone Board that Silverstone Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Silverstone intends to vote all of such director’s Silverstone Shares (including any Silverstone Shares issued upon the exercise of any Silverstone Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements. The terms of the Silverstone Circular shall comply with the terms of this Agreement.

(c)

Silver Wheaton will furnish to Silverstone all such information regarding Silver Wheaton, its affiliates and the Silver Wheaton Shares, as may be reasonably required by Silverstone (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Silverstone Circular and other documents related thereto. Silver Wheaton shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors to the use of any financial or technical information required to be included in the Silverstone Circular.  Silver Wheaton shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Silverstone Circular in order to make any information so furnished or any information concerning Silver Wheaton not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Silver Wheaton.

(d)

Silver Wheaton and its legal counsel shall be given a reasonable opportunity to review and comment on the Silverstone Circular, prior to the Silverstone Circular being printed, mailed to Silverstone Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Silver Wheaton and its counsel, provided that all information relating solely to Silver Wheaton included in the Silverstone Circular shall be in form and content satisfactory to Silver Wheaton, acting reasonably. Silverstone shall provide Silver Wheaton with a final copy of the Silverstone Circular prior to the mailing to the Silverstone Shareholders.

(e)

Silverstone and Silver Wheaton shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Silverstone only with respect to Silverstone and in the case of Silver Wheaton only with respect to Silver Wheaton) that the Silverstone Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Silverstone Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Silverstone Circular, as required or appropriate, and Silverstone shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Silverstone Circular to Silverstone Shareholders and holders of Silverstone Options and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5

Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Silverstone Meeting by Silverstone Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals are obtained, and subject to the terms of this Agreement, Silverstone shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

2.6

Court Proceedings

Subject to the terms of this Agreement, Silver Wheaton will cooperate with, assist and consent to Silverstone seeking the Interim Order and the Final Order, including by providing Silverstone on a timely basis any information required to be supplied by Silver Wheaton in connection therewith. Silverstone will provide legal counsel to Silver Wheaton with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Silverstone will also provide legal counsel to Silver Wheaton on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Silverstone or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.  Subject to applicable Law, Silverstone will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Silver Wheaton’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Silver Wheaton to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Silver Wheaton’s obligations set forth in any such filed or served materials or under this Agreement.

2.7

Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article VI by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Silverstone Shareholders and holders of Silverstone Options at the Silverstone Meeting, in accordance with the Interim Order and Silverstone obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date; provided that if such date would otherwise fall on a date that is less than five Business Days prior to the end of a calendar month, the Effective Date shall be the last Business Day of such month unless otherwise agreed by the parties.

2.8

Payment of Consideration

Silver Wheaton will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with Silver Wheaton Shares in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement.

2.9

Preparation of Filings

Silver Wheaton and Silverstone shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10

Announcement and Shareholder Communications

Silver Wheaton and Silverstone shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Silver Wheaton and Silverstone, the text and timing of each such announcement to be approved by Silver Wheaton and Silverstone in advance, acting reasonably. Silver Wheaton and Silverstone agree to co-operate in the preparation of presentations, if any, to Silverstone Shareholders regarding the Plan of Arrangement, and no Party shall (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (ii) make any filing with any Governmental Entity or with the TSX, NYSE or TSXV with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11

Withholding Taxes

Silver Wheaton, Silverstone and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Silverstone Shareholder such amounts as Silver Wheaton, Silverstone or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.12

U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code.  Each party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and will not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct.  Each party hereto shall act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes. However, Silver Wheaton makes no representation or warranty to Silverstone, any Silverstone Shareholder or any holder of Silverstone Convertible Securities (including without limitation any holder of Silverstone Options) regarding the U.S. Federal income tax consequences of the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SILVERSTONE

3.1

Representations and Warranties

Each of the representations and warranties of Silverstone set forth in this Section 3.1 is qualified and made subject to the disclosures made in the Disclosure Letter.  Silverstone hereby represents and warrants to and in favour of Silver Wheaton as follows, and acknowledges that Silver Wheaton is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval.  As of the date hereof, the Silverstone Board, upon the recommendation of the Special Committee after consultation with its financial and legal advisors, has determined unanimously (excluding directors who abstain from voting due to conflict of interest) that the Plan of Arrangement is fair to the Silverstone Shareholders and is in the best interests of Silverstone and has resolved unanimously (excluding directors who abstain from voting due to conflict of interest) to recommend to the Silverstone Shareholders that they vote in favour of the Arrangement Resolution.  The Silverstone Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Fairness Opinion. The Silverstone Board and the Special Committee have received oral confirmation that it will receive an opinion from Scotia Capital Inc., the financial advisor to the Silverstone Board and the Special Committee, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Silverstone Shareholders (other than Silver Wheaton and its affiliates) in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Silverstone Shareholders (other than Silver Wheaton and its affiliates).

(c)

Organization and Qualification. Silverstone and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Silverstone and each of its subsidiaries: (a) has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the Silverstone Public Disclosure Record (in the case of Permits relating to the Concessions, except where the failure to hold such Permits would not, individually or in the aggregate, have a Material Adverse Effect on Silverstone or its subsidiaries); and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.

(d)

Authority Relative to this Agreement.  Silverstone has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Silverstone and the performance by Silverstone of its obligations under this Agreement have been duly authorized by the Silverstone Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Silverstone and constitutes a legal, valid and binding obligation of Silverstone, enforceable against Silverstone in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violations.  Neither the authorization, execution and delivery of this Agreement by Silverstone nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Silverstone with any of the provisions hereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Silverstone or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Silverstone or any of its subsidiaries, under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Material Contract to which Silverstone or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Silverstone or any of its subsidiaries is bound; or (2) subject to obtaining the Key Regulatory Approvals, (x) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Silverstone or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect in regard of Silverstone or any of its subsidiaries. The authorization of this Agreement, the execution and delivery by Silverstone of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Silverstone of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions, obligations, consent requirements,  rights or limitation under any note, bond, mortgage, indenture, contract, license, franchise, Permit or otherwise, or result in the imposition of any encumbrance, charge or Lien upon any of Silverstone’s assets or the assets of any of its subsidiaries; or (y) result in the imposition of any Liens upon any assets of Silverstone or any of its subsidiaries. The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Silverstone or any of its subsidiaries in order for Silverstone and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization.  The authorized share capital of Silverstone consists of an unlimited number of Silverstone Shares. As of the close of business on March 10, 2009, there were issued and outstanding 123,076,538 Silverstone Shares. As of the close of business on March 10, 2009, an aggregate of up to 21,788,832 Silverstone Shares are issuable upon the exercise of 7,741,100 Silverstone Options, 11,300,304 Silverstone Warrants and 2,747,428 Silverstone Special Warrants, and, except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Silverstone Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Silverstone of any securities of Silverstone (including Silverstone Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Silverstone (including Silverstone Shares) or subsidiaries of Silverstone. The Arrangement is an “Exempt Acquisition” under the terms of the Shareholder Rights Plan.  All outstanding Silverstone Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Silverstone Shares issuable upon the exercise of Silverstone Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Silverstone (including the Silverstone Shares, the Silverstone Options and the Silverstone Warrants) have been issued in compliance with all applicable Laws and Securities Laws.  Other than the Silverstone Convertible Securities, there are no securities of Silverstone or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Silverstone Shareholders on any matter.  There are no outstanding contractual or other obligations of Silverstone or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Silverstone Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Silverstone or any of its subsidiaries having the right to vote with the holders of the outstanding Silverstone Shares on any matters.

(g)

Reporting Status and Securities Laws Matters.  Silverstone is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces and Territories of Canada other than Québec.  No delisting, suspension of trading in or cease trading order with respect to any securities of Silverstone and, to the knowledge of Silverstone, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Silverstone, expected to be implemented or undertaken.

(h)

Ownership of Subsidiaries and Other Equity Interests.  Schedule 3.1(h) of the Disclosure Letter includes: (i) complete and accurate lists of all subsidiaries owned, directly or indirectly, by Silverstone, each of which is wholly-owned other than as disclosed in Schedule 3.1(h) of the Disclosure Letter; and (ii) a complete and accurate list of all equity or voting interests in any other companies or entities, in either case which are beneficially owned and/or controlled, directly or indirectly, by Silverstone.  All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Silverstone are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Silverstone are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Silverstone, except as disclosed in Schedule 3.1(h) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Silverstone to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(h) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Silverstone. All ownership interests of Silverstone and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(i)

Public Filings.  Silverstone has filed all documents in the Silverstone Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSXV. All such documents and information comprising the Silverstone Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Silverstone Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Silverstone has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(j)

Silverstone Financial Statements.  Silverstone’s audited financial statements as at and for the four months ended December 31, 2007 and years ended August 31, 2007 and 2006 (including the notes thereto and related management’s discussion and analysis (“MD&A”) and Silverstone’s unaudited financial statements as at and for the nine months ended September 30, 2008 (collectively, the “Silverstone Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Silverstone’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Silverstone and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Silverstone and its subsidiaries on a consolidated basis.  There has been no material change in Silverstone’s accounting policies, except as described in the notes to the Silverstone Financial Statements, since December 31, 2007.

(k)

Internal Controls and Financial Reporting. Silverstone (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Silverstone, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Silverstone by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(l)

Books and Records.  The financial books, records and accounts of Silverstone and its subsidiaries, in all material respects: (i) have, other than in the case of the Silverstone Subsidiaries incorporated under the laws of Barbados, been maintained in accordance with Canadian Law; (ii) have, in the case of the Silverstone Subsidiaries incorporated under the laws of Barbados, been maintained in accordance with generally accepted accounting principals in Barbados; and (iii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Silverstone and its subsidiaries; and (iv) accurately and fairly reflect the basis for Silverstone Financial Statements.

(m)

Minute Books.  The minute books of each of Silverstone and its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders.

(n)

No Undisclosed Liabilities.  Silverstone and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Silverstone Financial Statements or the Silverstone Public Disclosure Record.

(o)

No Material Change.  Since December 31, 2007, except as disclosed in the Silverstone Public Disclosure Record, there has been no material change in respect of Silverstone and its subsidiaries taken as a whole, and the debt, business and material property of Silverstone and its subsidiaries conform in all respects to the description thereof contained in the Silverstone Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Silverstone on any Silverstone Shares.

(p)

Litigation.  There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Silverstone, threatened affecting Silverstone or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Silverstone nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(q)

Taxes.  Silverstone and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects:

(i)

Silverstone and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments.

(ii)

Except as provided for in the Silverstone Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Silverstone or any of its subsidiaries, and neither Silverstone nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Silverstone, threatened against Silverstone or any of its subsidiaries or any of their respective assets.

(iii)

No claim has been made by any Governmental Entity in a jurisdiction where Silverstone and any of its subsidiaries does not file Returns that Silverstone or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Silverstone or any of its subsidiaries.

(v)

There has been no (i) tax ruling obtained, (ii) material correspondence between Silverstone or its subsidiaries with any tax authority, (iii) tax related objection filed by or on behalf of Silverstone or its subsidiaries, (iv) formal or informal opinions or views expressed by a tax advisor of Silverstone or its subsidiaries, nor (v) documentation relating to any position taken or election made by Silverstone or one of its subsidiaries, in respect of any tax related matter involving Silverstone and/or any of its subsidiaries.

(vi)

Silverstone and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Silverstone or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Silverstone and each of its subsidiaries have given to Silver Wheaton true, correct and complete copies of all their income, sales and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, there are no omissions in the foregoing.

(ix)

The Silverstone Shares are listed on a “recognized stock exchange” as defined by the Tax Act.

(r)

Property.

(i)

The Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Silverstone Exploration Properties.

(ii)

Each Concession is in good standing and each Concession and all of the Lands are held by Silverstone or its subsidiaries free and clear of all Liens.  The Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Silverstone and its subsidiaries in each of the Concessions and Lands; and (ii) the agreement or document pursuant to which such Concessions and Lands were acquired by Silverstone or its subsidiaries identified in the Disclosure Letter is lawfully authorized to hold the interests in the Concessions and the Lands set out therein.

(iii)

Applying customary standards in the mining industry in Mexico except where such would not result in a Material Adverse Effect on Silverstone:

(A)

each Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(B)

any and all assessment work required to be performed and filed under the Concessions has been performed and filed;

(C)

any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;

(D)

any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

(E)

Silverstone or its subsidiaries have the exclusive right to deal with the Concessions and the Lands;

(F)

no other person has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(G)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Silverstone’s or its subsidiaries’ interests in the Concessions or the Lands; and

(H)

neither Silverstone nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Silverstone’s or its subsidiaries’ interests in the Concessions.

(iv)

Silverstone has provided Silver Wheaton with access to full and complete copies of all exploration information and data within the possession or control of Silverstone and its subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands or the Silverstone Exploration Properties and Silverstone has the sole right, title, ownership and right to use all such information, data reports and studies.

(v)

All work and activities carried out on the Concessions and the Lands by Silverstone or its subsidiaries or, to the knowledge of Silverstone and its subsidiaries, by any other person appointed by Silverstone or its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Silverstone nor its subsidiaries, nor, to the knowledge of Silverstone and its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(vi)

Each of the Silverstone Exploration Properties is wholly owned by Silverstone through a subsidiary and such subsidiary has not derived or realized any income from the Purchase Agreements.

(vii)

Silverstone and its subsidiaries have made full disclosure to Silver Wheaton of all material facts of which each of Silverstone and its subsidiaries has knowledge relating to the Concessions, the Lands and the Silverstone Exploration Properties.

(s)

Contracts. Schedule 3.1(s) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which Silverstone or any of its subsidiaries is a party.  All Material Contracts are in full force and effect, and Silverstone or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof.  Silverstone has made available to Silver Wheaton for inspection true and completed copies of all Material Contracts.  All of the Material Contracts are valid and binding obligations of Silverstone enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Silverstone and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Silverstone or any of its subsidiaries or, to the knowledge of Silverstone or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts.  As at the date hereof, neither Silverstone nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Silverstone, no such action has been threatened.  Neither Silverstone nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Silverstone or any of its subsidiaries.

(t)

Permits.  Silverstone and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct the current business they are now conducting (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) and, in the case of Permits relating to the Concessions,  the failure of which will result in a Material Adverse Effect on Silverstone.  None of Silverstone or any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is proposed to be conducted.

(u)

HSR Act.  As determined in accordance with the HSR Act and regulations thereunder Silverstone and all entities controlled by Silverstone: (i) do not hold U.S. assets located in the United States having an aggregate fair market value in excess of US $65.2 million; and (ii) did not have aggregate sales in or into the United States in excess of US $65.2 million in Silverstone’s most recent fiscal year.

(v)

Environmental Matters.  Each of Silverstone and Silverstone’s subsidiaries and their respective businesses, operations, and properties:

(i)

is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)

has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(w)

Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Silverstone Public Disclosure Record (including as disclosed in the technical reports relating to the Purchase Agreements) have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Silverstone to the qualified persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Silverstone and its subsidiaries, taken as a whole, from the amounts disclosed in the Silverstone Public Disclosure Record other than as a result of mining activities and, to the knowledge of Silverstone, no material reduction is being considered or undertaken.  Since the date of the most recent financial statements contained in the Silverstone Public Disclosure Record, Silverstone has received the number of ounces of silver under the Purchase Agreements as set out in Section 3.1(w) of the Disclosure Letter.

(x)

Regulatory.

(i)

Silverstone and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Silverstone or its subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)

Silverstone and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Silverstone and its subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Silverstone or its subsidiaries to operate their respective businesses.

(y)

Employee Benefits.

(i)

Silverstone and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Silverstone or such subsidiary or in respect of which Silverstone or any of its subsidiaries has any actual or potential liability (collectively, the “Silverstone Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)

Schedule 3.1(y) of the Disclosure Letter sets forth a complete list of the Silverstone Benefit Plans. Current and complete copies of all written Silverstone Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Silverstone Benefit Plans which have been provided to persons entitled to benefits under the Silverstone Benefit Plans have been delivered or made available to Silver Wheaton together with copies of all material documents relating to the Silverstone Benefit Plans.

(iii)

Each Silverstone Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Silverstone Benefit Plan (including the terms of any documents in respect of such Silverstone Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)

All obligations of Silverstone or any of its subsidiaries regarding the Silverstone Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Silverstone Benefit Plans by Silverstone or its subsidiaries except as disclosed in Schedule 3.1(y) of the Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Silverstone Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Schedule 3.1(y) of the Disclosure Letter.

(v)

Each Silverstone Benefit Plan is insured or funded in compliance with the terms of such Silverstone Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Silverstone or any of its subsidiaries from any such Governmental Entities.

(vi)

To the knowledge of Silverstone, (i) no Silverstone Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Silverstone Benefit Plan required to be registered or qualified.

(vii)

Silverstone and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Silverstone Benefit Plan or to improve or change the benefits provided under any Silverstone Benefit Plan.

(viii)

There is no entity other than Silverstone and any of its subsidiaries participating in any Silverstone Benefit Plan.

(ix)

None of the Silverstone Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Silverstone Benefit Plan, each such Silverstone Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)

Neither the execution and delivery of this Agreement by Silverstone nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Silverstone with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Silverstone or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Silverstone Benefit Plan or restriction held in connection with a Silverstone Benefit Plan.

(xi)

All data necessary to administer each Silverstone Benefit Plan is in the possession of Silverstone or its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Silverstone Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(z)

Labour and Employment.

(i)

Schedule 3.1(z) of the Disclosure Letter sets forth a complete list of all employees of Silverstone and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise).  Except as disclosed in Schedule 3.1(z)(i) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. As at the date hereof, none of the employees of Silverstone or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(z)(i) of the Disclosure Letter have been paid or accrued by Silverstone and its subsidiaries, as applicable, and Silverstone and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Except for those written employment contracts with salaried employees of Silverstone and any of its subsidiaries identified in Schedule 3.1(z)(ii) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Schedule 3.1(z)(i) of the Disclosure Letter, no employee of Silverstone or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement or the termination or resignation of such employee following completion of the Arrangement.

(iii)

Neither Silverstone nor any of its subsidiaries is party to any collective agreements, either directly or by operation of law, with any trade union or association which may qualify as a trade union.  There are no outstanding or, to the knowledge of Silverstone, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Silverstone or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Silverstone or any of its subsidiaries.

(aa)

Compliance with Laws.  Silverstone and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws.

(bb)

Absence of Cease Trade Orders.  No order ceasing or suspending trading in the Silverstone Shares (or any of them) or any other securities of Silverstone is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Silverstone, are pending, contemplated or threatened.

(cc)

Related Party Transactions.  Except as contemplated hereby or as disclosed in Schedule 3.1(cc) of the Disclosure Letter, there are no Contracts or other transactions currently in place between Silverstone or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Silverstone, any officer or director of Silverstone or any of its subsidiaries; (ii) to the knowledge of Silverstone, any holder of record or, to the knowledge of Silverstone, beneficial owner of 10% or more of the Silverstone Shares; and (iii) to the knowledge of Silverstone, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(dd)

Expropriation.  No part of the property or assets of Silverstone or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Silverstone or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(ee)

Registration Rights.  No Silverstone Shareholder has any right to compel Silverstone to register or otherwise qualify the Silverstone Shares (or any of them) for public sale or distribution.

(ff)

Rights of Other Persons.  Other than as disclosed in Schedule 3.1(ff) of the Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the Purchase Agreements or the material properties or assets owned by Silverstone or any of its subsidiaries, or any part thereof.

(gg)

Restrictions on Business Activities.  There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Silverstone or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

(hh)

Brokers.  Except as disclosed by Silverstone to Silver Wheaton, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Silverstone, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(hh) to the Disclosure Letter.

(ii)

Fees and Expenses.  Section 3.1(hh) of the Disclosure Letter sets forth (A) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Silverstone has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to Silver Wheaton in Schedule 3.1(hh) of the Disclosure Letter and (B) the amount of such fees and expenses that has been paid to date.

(jj)

Insurance.  As of the date hereof, Silverstone and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(jj) of the Disclosure Letter.  All insurance maintained by Silverstone or any of its subsidiaries is in full force and effect and in good standing and neither Silverstone nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Silverstone or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Silverstone or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(kk)

United States Securities Laws.

(i)

Silverstone is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)

no securities of Silverstone are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Silverstone is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act;

(iii)

Silverstone is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended; and

(iv)

Silverstone is not a PFIC.

3.2

Survival of Representations and Warranties

The representations and warranties of Silverstone contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SILVER WHEATON

4.1

Representations and Warranties

Silver Wheaton hereby represents and warrants to and in favour of Silverstone as follows, and acknowledges that Silverstone is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Authority Relative to this Agreement.  Silver Wheaton has the requisite corporate authority and capacity to enter into and to perform their respective obligations under this Agreement. The execution and delivery of this Agreement by Silver Wheaton, and the performance of its respective obligations thereunder have been authorized by its board of directors and no other corporate proceedings on their part are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by Silver Wheaton and, assuming due execution and delivery by Silverstone, will constitute a legal, valid and binding obligation of Silver Wheaton enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

Organization and Qualification.  Silver Wheaton and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Silver Wheaton and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Silver Wheaton Material Adverse Effect.

(c)

No Material Change.  Since December 31, 2007 except as disclosed in the Silver Wheaton Public Disclosure Record, there has been no material change in respect of Silver Wheaton and its subsidiaries, taken as a whole, and there has been no dividend or distribution of any kind declared, paid or made by Silver Wheaton on any Silver Wheaton Shares.

(d)

No Violations. Neither the execution and delivery of this Agreement by Silver Wheaton nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Silver Wheaton with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Silver Wheaton or (B) any material contract or other instrument or obligation to which Silver Wheaton or any of its respective subsidiaries is a party or to which any of them, or any of its respective properties or assets, may be subject or by which Silver Wheaton or any of its respective subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Silver Wheaton’s ability to perform its obligations under this Agreement or (C) violate any Law applicable to Silver Wheaton or any of their respective subsidiaries or any of their respective properties or assets.

(e)

Capitalization.  The authorized share capital of Silver Wheaton consists of an unlimited number of Silver Wheaton Shares and an unlimited number of preference shares, issuable in series (“Silver Wheaton Preference Shares”). As of the close of business on March 10, 2009, 287,457,801 Silver Wheaton Shares were issued and outstanding, nil Silver Wheaton Preference Shares were issued and outstanding, and an aggregate of up to 18,848,807 Silver Wheaton Shares are issuable upon the exercise of 4,751,502 Silver Wheaton Options, 14,006,759 Silver Wheaton Warrants and 90,546 Silver Wheaton Restricted Share Rights and there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Silver Wheaton Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Silver Wheaton of any securities of Silver Wheaton (including Silver Wheaton Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Silver Wheaton (including Silver Wheaton Shares) or subsidiaries of Silver Wheaton.  Other than Silver Wheaton Convertible Securities, there are no securities of Silver Wheaton or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Silver Wheaton Shareholders on any matter.  There are no outstanding contractual or other obligations of Silver Wheaton or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Silver Wheaton Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Silver Wheaton or any in its subsidiaries having the right to vote with the holders of the outstanding Silver Wheaton Shares on any matters.

(f)

Reporting Status and Securities Laws Matters. Silver Wheaton is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada.  No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Silver Wheaton, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Silver Wheaton, expected to be implemented or undertaken.

(g)

Public Filings.  Silver Wheaton has filed all documents in the Silver Wheaton Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the Silver Wheaton Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Silver Wheaton Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Silver Wheaton has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Silver Wheaton Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Silver Wheaton Public Disclosure Record.

(h)

Silver Wheaton Financial Statements.  Silver Wheaton’s audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis) and Silver Wheaton’s unaudited financial statements as at and for the nine months ended September 30, 2008 (the “Silver Wheaton Financial Statements”) were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Silver Wheaton’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Silver Wheaton and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Silver Wheaton and its subsidiaries on a consolidated basis.  There has been no material change in Silver Wheaton’s accounting policies, except as described in the notes to the Silver Wheaton Financial Statements, since December 31, 2007.

(i)

No Undisclosed Liabilities.  Silver Wheaton and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Silver Wheaton Financial Statements or incurred in the ordinary course of business since the date of the most recent financial statements of Silver Wheaton filed on SEDAR.

(j)

No Material Change.  Since December 31, 2007, except as disclosed in the Silver Wheaton Public Disclosure Record, there has been no material change in respect of Silver Wheaton and its subsidiaries taken as a whole, and the debt, business and material property of Silver Wheaton and its subsidiaries conform in all respects to the description thereof contained in the Silver Wheaton Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Silver Wheaton on any Silver Wheaton Shares.

(k)

Litigation.  There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Silver Wheaton, threatened affecting Silver Wheaton or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, individually or in the aggregate, will have a Silver Wheaton Material Adverse Effect.  Neither Silver Wheaton nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(l)

Taxes. Silver Wheaton and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects and none of its declared tax credits has expired under the applicable statute of limitations:

(i)

Except as disclosed in writing to Silverstone, Silver Wheaton and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments.

(ii)

Except as provided for in the Silver Wheaton Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Silver Wheaton or any of its subsidiaries, and neither Silver Wheaton nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Silver Wheaton, threatened against Silver Wheaton or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Silver Wheaton Material Adverse Effect.

(iii)

No claim has been made by any Governmental Entity in a jurisdiction where Silver Wheaton and any of its subsidiaries does not file Returns that Silver Wheaton or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Silver Wheaton or any of its subsidiaries.

(v)

Silver Wheaton and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Silver Wheaton Material Adverse Effect.

(vi)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Silver Wheaton or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(m)

Issuance of Silver Wheaton Shares. The Silver Wheaton Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Silver Wheaton.

(n)

Absence of Cease Trade Orders.  No order ceasing or suspending trading in Silver Wheaton Shares (or any of them) or any other securities of Silver Wheaton is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Silver Wheaton, are pending, contemplated or threatened.

(o)

Investment Canada.  Silver Wheaton is not a “non-Canadian”, as such term is defined in the Investment Canada Act.

(p)

Compliance with Laws.  Silver Wheaton and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the business, prospects, results of operations or financial condition of Silver Wheaton and its subsidiaries, taken as a whole.

(q)

United States Securities Laws.

(i)

Silver Wheaton is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)

Silver Wheaton is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(r)

Use of Short Form Prospectus.  Silver Wheaton meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

(s)

Internal Controls and Financial Reporting.  Silver Wheaton (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Silver Wheaton and its material subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of Silver Wheaton by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(t)

Contracts.  All contracts which are material to Silver Wheaton or its subsidiaries are identified as such in Silver Wheaton’s annual information form dated March 28, 2008 for the year ended December 31, 2007 and all such material contracts (the “Silver Wheaton Material Contracts”) are in full force and effect and Silver Wheaton and its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof.  Silver Wheaton has made available to Silverstone for inspection true and complete copies of all Silver Wheaton Material Contracts.  All of the Silver Wheaton Material Contracts are valid and binding obligations of Silver Wheaton enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Silver Wheaton and its subsidiaries have complied in all material respects with all terms of such Silver Wheaton Material Contracts, have paid all amounts due thereunder and have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Silver Wheaton or any of its subsidiaries or to the knowledge of Silver Wheaton or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Silver Wheaton Material Contracts.

(u)

Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resource disclosed in the Silver Wheaton Public Disclosure Record (including as disclosed in the technical reports comprising the Silver Wheaton public Disclosure Record) have been prepared and disclosed in all material respects in accordance with all applicable laws.  There has been no material reduction in the aggregate amount of estimated mineral reserves or resources of Silver Wheaton and its subsidiaries, taken as a whole, from the amounts disclosed in the Silver Wheaton Public Disclosure Record other than as a result of mining activities and to the knowledge of Silver Wheaton, no material reduction is being considered or undertaken.

4.2

Survival of Representations and Warranties

The representations and warranties of Silver Wheaton contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS OF SILVERSTONE AND SILVER WHEATON

5.1

Covenants of Silverstone Regarding the Conduct of Business

Silverstone covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement, applicable Laws or any Governmental Entities or consented to by Silver Wheaton in writing, Silverstone shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Silverstone shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Silver Wheaton (which consent shall not be unreasonably withheld or delayed):

(a)

take any action except in the ordinary course of business of Silverstone and its subsidiaries, and Silverstone shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

 (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Silverstone or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Silverstone Shares owned by any person or the securities of any subsidiary owned by a person other than Silverstone other than, in the case of any subsidiary wholly-owned by Silverstone, any dividends payable to Silverstone or any other wholly-owned subsidiary of Silverstone; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Silverstone or its subsidiaries, or any Silverstone Convertible Securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Silverstone or its subsidiaries, other than the issuance of Silverstone Shares issuable pursuant to the terms of the outstanding Silverstone Convertible Securities; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Silverstone or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Silverstone or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Disclosure Letter, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Silverstone or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $1,000,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Silverstone Benefit Plans: (i) grant to any officer, employee or director of Silverstone or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase, (ii) make any loan to any officer, employee, or director of Silverstone or any of its subsidiaries, (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Silverstone or any of its subsidiaries, (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Silverstone Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Silverstone or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Silverstone or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Silverstone and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, for an amount that exceeds $500,000 in the aggregate;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Silverstone or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Silverstone or any of its subsidiaries from competing in any manner;

(h)

waive, release or assign any material rights, claims or benefits of Silverstone or any of its subsidiaries;

(i)

(i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Schedule 5.1(k) of the Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Silverstone to consummate the Arrangement or the other transactions contemplated by this Agreement other than in connection with a Pre-Acquisition Reorganization;

(m)

take any action or enter into any transaction that would preclude the Canadian tax cost “bump” rules from applying upon an amalgamation or winding-up of Silverstone (or its successor by amalgamation) including pursuant to paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act;

(n)

take any action or fail to take any action that would preclude Silver Wheaton’s acquisition of Silverstone from qualifying as a reorganization described under Section 368(a) of the Code; or

(o)

agree, resolve or commit to do any of the foregoing.

Silverstone shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Silverstone or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Silverstone or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Silverstone shall promptly notify Silver Wheaton in writing of any circumstance or development that, to the knowledge of Silverstone, is or could reasonably be expected to constitute a Material Adverse Effect.

Silver Wheaton shall promptly notify Silverstone in writing of any circumstance or development that, to the knowledge of Silver Wheaton, is or could reasonably be expected to constitute a Silver Wheaton Material Adverse Effect.

5.2

Covenants of Silverstone Relating to the Arrangement

Silverstone shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Silverstone or any of its subsidiaries under this Agreement, co-operate with Silver Wheaton in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Silverstone shall and, where applicable, shall cause its subsidiaries to:

(a)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Silverstone Board to resign as Silver Wheaton may require, at the time and in the manner requested by Silver Wheaton, as of the Effective Date, with a nominee of Silver Wheaton to be appointed to the Silverstone Board immediately after each such resignation;

(b)

apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Silverstone or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Silver Wheaton reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Silver Wheaton with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Silver Wheaton’s outside counsel on an “external counsel” basis), in order for Silver Wheaton to provide its comments thereon, which shall be given due and reasonable consideration;

(c)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(d)

elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Silverstone not to have subsection 256(9) of the Tax Act apply; and

(e)

defend all lawsuits or other legal, regulatory or other proceedings against Silverstone challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3

Covenants of Silver Wheaton Regarding the Performance of Obligations

5.3.1

Silver Wheaton shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Silver Wheaton or any of Silver Wheaton’s subsidiaries under this Agreement, co-operate with Silverstone in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Silver Wheaton shall and where appropriate shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Silver Wheaton or any of Silver Wheaton’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Silverstone reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Silverstone with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Silverstone’s outside counsel on an “external counsel” basis), in order for Silverstone to provide its reasonable comments thereon;

(b)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Silver Wheaton challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Silver Wheaton to consummate the Arrangement or the other transactions contemplated by this Agreement;

(e)

following the Effective Time, it will take all steps required and cause Silverstone or its successor to take all steps required to fulfill the obligations of Silverstone or its successor to deliver Silver Wheaton Shares on any exercise of Silverstone Options or Silverstone Warrants;

(f)

subject to applicable Law (including the rules or policies of the TSX and NYSE) vote all Silverstone Shares beneficially owned by it in favour of the Arrangement; and

(g)

Silver Wheaton shall apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Silver Wheaton Shares comprising the Consideration and all Silver Wheaton Shares that would be issued on the exercise of any Silverstone Convertible Securities outstanding at the Effective Time, subject only to satisfaction by Silver Wheaton of customary post-closing conditions imposed by the TSX and NYSE in similar circumstances (the “Standard Listing Conditions”).

5.3.2

Silver Wheaton covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Silverstone shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement, Silver Wheaton shall not directly or indirectly:

(a)

make any amendment to its constating documents that would have a material adverse effect on the ability of Silver Wheaton to consummate the transactions contemplated hereby or to change its share capital;

(b)

split, combine, subdivide or reclassify any of its capital stock;

(c)

permit any of its material subsidiaries to reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action would have a material adverse effect on the ability of Silver Wheaton to consummate the transactions contemplated hereby; or

(d)

declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise.

In addition, if, prior to the Effective Time, Silver Wheaton amalgamates or merges with or into any other corporation or other entity (other than an amalgamation or merger which does not result in any reclassification of the outstanding Silver Wheaton Shares or a change of the Silver Wheaton Shares into other shares), the Board of Directors of Silver Wheaton shall ensure that, pursuant to the Arrangement, Silverstone Shareholders are entitled to receive, in lieu of the number of Silver Wheaton Shares to which they were  theretofore entitled under the Arrangement, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of the transaction if, on the effective date or record date thereof, as the case may be, it had been the registered holder of the number of Silver Wheaton Shares to which such holder was entitled upon completion of the Arrangement.

5.4

Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it and, further to this requirement, in the event that the Key Regulatory Approvals in respect of the Competition Act have not been satisfied within 30 business days following the execution of this Agreement, unless the Parties mutually agree in writing otherwise, each Party shall file a notification to the Commissioner of Competition in accordance with section 114 of the Competition Act by or before the 35th business day following the execution of this Agreement; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)

Silverstone shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Silver Wheaton may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Silverstone need not effect a Pre-Acquisition Reorganization which in the opinion of Silverstone, acting reasonably: (i) would require Silverstone to obtain the prior approval of the shareholders of Silverstone in respect of such Pre-Acquisition Reorganization other than at the Silverstone Meeting; or (ii) would impede or materially delay the consummation of the Arrangement.  Without limiting the foregoing and other than as set forth in clause (i) above, Silverstone shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Silverstone shall cooperate with Silver Wheaton in structuring, planning and implementing any such Pre-Acquisition Reorganization.  Silver Wheaton shall provide written notice to Silverstone of any proposed Pre-Acquisition Reorganization at least 10 business days prior to the date of the Silverstone Meeting.  In addition:

(A)

Silver Wheaton shall indemnify and save harmless Silverstone and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(B)

any Pre-Acquisition Reorganization shall not become effective unless Silver Wheaton shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(C)

any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Silverstone or any of its subsidiaries;

(D)

unless the Parties otherwise agree, any Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(E)

any Pre-Acquisition Reorganization shall not require Silverstone or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract; and

(F)

Silverstone and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Silverstone incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Reorganization; and

(G)

Silver Wheaton acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Silverstone hereunder has been breached. Silver Wheaton and Silverstone shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Silverstone shall not be liable for the failure of Silver Wheaton to benefit from any anticipated tax efficiency as a result of a Reorganization.

(d)

If the Arrangement is not completed, Silver Wheaton shall forthwith reimburse Silverstone for all reasonable fees and expenses (including any professional fees and expenses) incurred by Silverstone and its subsidiaries in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of Silverstone and its subsidiaries in reversing or voiding any Pre-Acquisition Reorganization that was effected at Silver Wheaton’s request, provided that no reimbursement for fees and expenses shall be payable by Silver Wheaton pursuant to this Section 5.4(d) in the event this Agreement is terminated by Silver Wheaton pursuant to Sections 8.2.1(b)(iii), 8.2.1(c)(ii) (as so far as the conditions relate to Silverstone), 8.2.1(c)(iii), 8.2.1(v) or upon the occurrence of the Termination Fee Event identified in Section 7.4.5(a).  The obligation of Silver Wheaton to reimburse Silverstone for fees and expense and be responsible for costs as set out in this Section and the indemnity described in this Section will be in addition to any other obligation hereunder and will survive termination of this Agreement indefinitely.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

the Arrangement Resolution shall have been approved and adopted by at least 66 2/3% of the Silverstone Shareholders voting as a single class at the Silverstone Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Silverstone and Silver Wheaton, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Silver Wheaton or Silverstone which shall prevent the consummation of the Arrangement;

(d)

Silver Wheaton Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Silverstone shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Silverstone fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Silver Wheaton will rely on the foregoing exemptions based on the Court’s approval of the transaction;

(e)

the Key Regulatory Approvals shall have been obtained;

(f)

the Key Third Party Consents shall have been obtained;

(g)

this Agreement shall not have been terminated in accordance with its terms;

(h)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102); and

(i)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement, (ii) which would render this Agreement or the Voting Agreements unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any material judgment or assessment of material damages, directly or indirectly.

6.2

Additional Conditions Precedent to the Obligations of Silver Wheaton

The obligations of Silver Wheaton to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Silver Wheaton and may be waived by Silver Wheaton):

(a)

all covenants of Silverstone under this Agreement to be performed on or before the Effective Time which have not been waived by Silver Wheaton shall have been duly performed by Silverstone in all material respects, and Silver Wheaton shall have received a certificate of Silverstone addressed to Silver Wheaton and dated the Effective Time, signed on behalf of Silverstone by two senior executive officers of Silverstone (on Silverstone’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

the representations and warranties made by Silverstone in this Agreement that are qualified by the expression "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Silverstone in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Silver Wheaton shall have received a certificate  of Silverstone, addressed to Silver Wheaton and dated the Effective Date, signed on behalf of Silverstone by two senior officers (on Silverstone’s behalf and without personal liability) confirming the same as at the Effective Date;

(c)

the Voting Agreements shall have been entered into by the Locked-up  Shareholders and: (i) all representations and warranties made by Locked-Up Shareholders in the Voting Agreements shall be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the Locked-Up Shareholders shall have complied in all material respects with all covenants set forth in the Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Voting Agreements to which the Locked-Up Shareholders are party shall have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Silver Wheaton the right to terminate any of the Voting Agreements;

(d)

the Non-Competition Agreements have been entered into by each Senior Officer and no term of the Non-Competition Agreement shall have been breached and the Non-Competition Agreement shall not have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Silver Wheaton the right to terminate any of the Non-Competition Agreements;

(e)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Silverstone; and

(f)

holders of no more than 5.0% of the Silverstone Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Silver Wheaton and may be waived by them in whole or in part at any time.

6.3

Additional Conditions Precedent to the Obligations of Silverstone

The obligations of Silverstone to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Silverstone and may be waived by Silverstone):

(a)

all covenants of Silver Wheaton under this Agreement to be performed on or before the Effective Time shall have been duly performed by Silver Wheaton in all material respects, and Silverstone shall have received a certificate of Silver Wheaton, addressed to Silverstone and dated the Effective Time, signed on behalf of Silver Wheaton by two of its senior executive officers (on Silver Wheaton’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties made by Silver Wheaton in this Agreement that are qualified by the expression "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Silver Wheaton in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Silverstone shall have received a certificate of Silver Wheaton, addressed to Silverstone and dated the Effective Time, signed on behalf of Silver Wheaton by two senior executive officers of Silver Wheaton (on Silver Wheaton’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate, was or could reasonably be expected to be a Silver Wheaton Material Adverse Effect; and

(d)

Silver Wheaton shall have delivered evidence satisfactory to Silverstone of the approval of the listing and posting for trading on the TSX and NYSE of the Silver Wheaton Shares comprising the Consideration and all Silver Wheaton Shares that would be issued on the exercise of any convertible securities of Silverstone outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions.

The foregoing conditions will be for the sole benefit of Silverstone and may be waived by it in whole or in part at any time

6.4

Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1

Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Silverstone which are permitted or required by this Agreement); or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

Silver Wheaton may not exercise their rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Silverstone may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be.  If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2

Non-Solicitation

7.2.1

Except as otherwise expressly provided in this Section 7.2, Silverstone shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Silverstone or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than Silver Wheaton or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

7.2.2

Except as otherwise provided in this Section 7.2, Silverstone shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Silverstone, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Silverstone will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Silverstone and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Silverstone and its subsidiaries.  Silverstone agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Silverstone, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Silverstone undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Silverstone shall not be prevented from considering any Superior Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3

Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Silverstone and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Silverstone Meeting, Silverstone receives a written Acquisition Proposal that the Silverstone Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to  a Superior Proposal, then Silverstone may, provided it is in compliance with Section 7.2.4:

(a)

furnish information with respect to Silverstone and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Silverstone shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Silverstone to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, Silver Wheaton; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

7.2.4

Silverstone shall promptly notify Silver Wheaton, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Silverstone shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Silver Wheaton may reasonably request. Silverstone shall keep Silver Wheaton fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Silver Wheaton with respect thereto.

7.2.5

Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Silverstone Shareholder Approval at the Silverstone Meeting, Silverstone receives an Acquisition Proposal which the Silverstone Board concludes in good faith constitutes a Superior Proposal, the Silverstone Board may, subject to compliance with the procedures set forth in Section 7.4 and Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.3

Right to Match

7.3.1

Silverstone covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)

Silverstone has complied with its obligations under Section 7.2 and has provided Silver Wheaton with a copy of the Superior Proposal; and

(b)

a period (the “Response Period”) of four Business Days has elapsed from the date that is the later of (x) the date on which Silver Wheaton receives written notice from the Silverstone Board that the Silverstone Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (y) the date Silver Wheaton receives a copy of the Superior Proposal.

7.3.2

During the Response Period, Silver Wheaton will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration.  The Silverstone Board shall review any such offer by Silver Wheaton to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Silver Wheaton is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Silver Wheaton to be amended.  If the Silverstone Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Silverstone Board, will cause Silverstone to enter into an amendment to this Agreement with Silver Wheaton incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect.  If the Silverstone Board determines that the Acquisition Proposal continues to be a Superior Proposal, Silverstone may approve and recommend that holders of Silverstone Shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Silverstone Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Silver Wheaton shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.4

Expenses and Termination Fees

7.4.1

All fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2

If a Termination Fee Event occurs, Silverstone shall pay Silver Wheaton (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.6.

7.4.3

Notwithstanding any other provision of this Agreement, Silver Wheaton shall be solely responsible for any fees and applicable taxes payable to a Governmental Entity in connection with obtaining a Key Regulatory Approval.

7.4.4

For the purposes of this Agreement, “Termination Fee” means $6,000,000.

7.4.5

For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)

by Silver Wheaton pursuant to Section 8.2.1(c)(i) (except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) has been made solely because a Silver Wheaton Material Adverse Effect has occurred), Section 8.2.1(c)(iv) or Section 8.2.1(c)(vi);

(b)

by Silverstone pursuant to Section 8.2.1(d)(i); or

(c)

by Silver Wheaton pursuant to Section 8.2.1(b)(i) or Section 8.2.1(c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Silverstone Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Silverstone shall have been made to Silverstone or publicly announced by any person (other than Silver Wheaton or any of its affiliates) and within nine months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Silverstone and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Silverstone Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

7.4.6

If a Termination Fee Event occurs due to a termination of this Agreement by Silverstone pursuant to Section 8.2.1(d)(i), or by Silver Wheaton pursuant to Section 8.2.1(c)(vi) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Silver Wheaton pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.5(c), the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

7.4.7

Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Silverstone irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.  For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Silver Wheaton is entitled to the Termination Fee and such Termination Fee is paid in full, Silver Wheaton shall be precluded from any other remedy against Silverstone at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Silverstone or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.8

Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.9

Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.10

In no event shall Silverstone be obligated to pay to Silver Wheaton an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5

Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Silverstone shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Silver Wheaton and to the officers, employees, agents and representatives of Silver Wheaton such access as Silver Wheaton may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Silver Wheaton with all data and information as Silver Wheaton may reasonably request.  Silver Wheaton and Silverstone acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6

Insurance and Indemnification

7.6.1

Silver Wheaton will, or will cause Silverstone and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Silverstone and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Silver Wheaton acknowledges and agrees that prior to the Effective Date, Silverstone may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date on terms acceptable to Silver Wheaton, acting reasonably.

7.6.2

Silver Wheaton agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Silverstone and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, and acknowledges that such rights,  to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.6.3

The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Silverstone hereby confirms that it is acting as agent and trustee on their behalf.  Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1

Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2

Termination

8.2.1

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Silverstone Shareholders and holders of Silverstone Options or the Arrangement by the Court):

(a)

by mutual written agreement of Silverstone and Silver Wheaton ; or

(b)

by either Silverstone or Silver Wheaton , if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Silverstone or Silver Wheaton from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)

the Arrangement Resolution shall have failed to obtain the Silverstone Shareholder Approval at the Silverstone Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)

by Silver Wheaton, if:

(i)

prior to obtaining the Silverstone Shareholder Approval, the Silverstone Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Silver Wheaton or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Silverstone Meeting) after having been requested in writing by Silver Wheaton to do so, in a manner adverse to Silver Wheaton , (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Silverstone Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”);

(ii)

any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Silverstone set forth in this Agreement (other than as set forth in Section 7.2 and Section 7.3) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Silver Wheaton is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)

Silverstone is in breach or in default of any of its obligations or covenants set forth in Sections 7.2 and 7.3 other than an immaterial breach of Silverstone’s obligation under Section 7.2 to provide notice of an Acquisition proposal to Silver Wheaton within a prescribed period;

(v)

the Silverstone Meeting has not occurred on or before June 30, 2009, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Silver Wheaton if the failure by Silver Wheaton to fulfil any obligation hereunder is the cause of, or results in, the failure of the Silverstone Meeting to occur on or before such date; or

(vi)

the Silverstone Board authorizes Silverstone to enter into a binding written agreement relating to a Superior Proposal and Silver Wheaton does not elect to match such Superior Proposal pursuant to Section 7.3; or

(d)

by Silverstone, if

(i)

the Silverstone Board authorizes Silverstone, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal and Silver Wheaton does not elect to match such Superior Proposal pursuant to Section 7.3; provided that concurrently with such termination, Silverstone pays the Termination Fee payable pursuant to Section 7.4; or

(ii)

any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition  is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Silver Wheaton set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Silverstone is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3

If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3

Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Silverstone Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)

waive compliance with or modify any mutual conditions precedent herein contained.

8.4

Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1

Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”).  Silver Wheaton shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement.  If Silver Wheaton complete the transactions contemplated by this Agreement, Silver Wheaton shall not, following Closing, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)

for purposes other than those for which such Transaction Personal Information was collected by Silverstone prior to the Closing; and

(b)

which does not relate directly to the carrying on of Silverstone’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Silver Wheaton shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure.  Silver Wheaton shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession.  If this Agreement shall be terminated, Silver Wheaton shall promptly deliver to Silverstone all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2

Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)

if to Silver Wheaton:

Silver Wheaton Corp.
Suite 3150 - 666 Burrard Street
Vancouver, BC
V6C 2X8

Attention:

Curt D. Bernardi, Vice President, Legal and Corporate Secretary

Facsimile:

(604) 684-3123
Email:

curt.bernardi@silverwheaton.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 – 40 King Street West

Toronto, Ontario  M5H 3C2

Attention:

Mark T. Bennett

Facsimile:

(416) 350-6933

Email:

mbennett@casselsbrock.com

(b)

if to Silverstone:

Silverstone Resources Corp.
Suite 1980, 1055 West Hastings Street
Vancouver, BC
V6E 2E9

Attention:

Darren Pylot, President and Chief Executive Officer

Facsimile:

(604) 688-2180

Email:

dpylot@capstonemining.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600
Three Bentall Centre
Vancouver, British Columbia
V7X 1L3

Attention:

Bob Wooder

Facsimile:

(604) 631-3309

Email:

bob.wooder@blakes.com

9.3

Governing Law; Waiver of Jury Trial

This Agreement, other than the Plan of Arrangement, which shall be governed by the laws of the Province of British Columbia, shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4

Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5

Time of Essence

Time shall be of the essence in this Agreement.

9.6

Entire Agreement, Binding Effect and Assignment

Silver Wheaton may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Silver Wheaton, provided that if such assignment and/or assumption takes place, Silver Wheaton shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder.  This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8

Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF Silver Wheaton and Silverstone have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SILVER WHEATON CORP.
By:	(signed) Peter Barnes
Name: Peter Barnes
Title: President and Chief Executive Officer

SILVERSTONE RESOURCES CORP.
By:	(signed) Darren Pylot
Name: Darren Pylot
Title: President and Chief Executive Officer

SCHEDULE A
TO THE ACQUISITION AGREEMENT
PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section  hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Silverstone and Silver Wheaton, each acting reasonably;

(b)

“Acquisition Agreement” means the acquisition agreement dated March 11, 2009 between Silver Wheaton and Silverstone, as amended, amended and restated or supplemented prior to the Effective Date;

(c)

“Arrangement Resolution” means the resolution of the Securityholders approving the Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following three manners):

(i)

at least two-thirds of the votes cast at the Silverstone Meeting in person or by proxy by the Securityholders voting together as one class on the basis of one vote per Silverstone Share; and

(ii)

at least two-thirds of the votes cast at the Silverstone Meeting in person or by proxy by the Silverstone Shareholders voting as one class;

(d)

 “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)

“Business Day” means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)

“Converted Silver Wheaton Option” shall have the meaning ascribed thereto in ;

(g)

“Converted Silver Wheaton Option In-The-Money Amount” in respect of a Silverstone Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Silver Wheaton Shares that a holder is entitled to acquire on exercise of the Converted Silver Wheaton Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(h)

“Court” means the Supreme Court of British Columbia;

(i)

“CRA” means the Canada Revenue Agency;

(j)

“Depositary” means any trust company, bank or financial institution agreed to in writing between Silver Wheaton and Silverstone for the purpose of, among other things, exchanging certificates representing Silverstone Shares for Silver Wheaton Shares in connection with the Arrangement;

(k)

“Dissent Rights” shall have the meaning ascribed thereto in Article 4.01;

(l)

“Dissenting Shareholder” means a registered holder of Silverstone Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Silverstone Shares by Silverstone;

(m)

“Effective Date” subject to Section 2.7 of the Acquisition Agreement, means the date which is two Business Days after all of the conditions precedent to completion of the Arrangement have been satisfied or waived in accordance with Article 6 of the Acquisition Agreement or such other date as the Parties may agree, which, if applicable, shall be the date on which the applicable filings under the BCBCA are filed with the Registrar of Companies;

(n)

“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date;

(o)

 “Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Silverstone and Silver Wheaton, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Silverstone and Silver Wheaton, each acting reasonably) on appeal;

(p)

“Former Silverstone Shareholders” collectively means the holders of Silverstone Shares and the holders of Silverstone Special Warrants immediately prior to the Effective Time;

(q)

 “Interim Order” means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Silverstone Meeting, as the same may be amended by the Court with the consent of Silverstone and Silver Wheaton, each acting reasonably;

(r)

“Parties” means, Silverstone and Silver Wheaton and “Party” means any of them;

(s)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Acquisition Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Silverstone and Silver Wheaton, each acting reasonably;

(t)

“Silver Wheaton” means Silver Wheaton Corp., a corporation incorporated under the Business Corporations Act (Ontario); and

(u)

“Silver Wheaton Shares” means the common shares in the authorized share capital of Silver Wheaton.

(v)

“Silverstone” means Silverstone Resources Corp., a company incorporated under the BCBCA;

(w)

“Silverstone Employee Options” means an outstanding option to purchase Silverstone Shares issued pursuant to the Silverstone Stock Option Plan, or otherwise, that was granted to a person in their capacity as an employee, director or officer of Silverstone;

(x)

“Silverstone Meeting” means the special meeting of Silverstone Shareholders and holders of Silverstone Options, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(y)

“Silverstone Options” means collectively the Silverstone Employee Options and the Silverstone Non-Employee Options;

(z)

“Silverstone Non-Employee Options” means an outstanding option to purchase Silverstone Shares issued pursuant to the Silverstone Stock Option Plan, or otherwise, that was not granted to a person in their capacity as an employee, director or officer of Silverstone;

(aa)

“Silverstone Shareholders” means registered holders of Silverstone Shares;

(bb)

“Silverstone Shares” means the issued and outstanding common shares of Silverstone;

(cc)

“Silverstone Stock Option Plan” means the stock option plan of Silverstone approved by Silverstone Shareholders on January 28, 2008;

(dd)

“Silverstone Stock Option In-The-Money Amount” in respect of a Silverstone Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Silverstone Shares that a holder is entitled to acquire on exercise of the Silverstone Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(ee)

“Securityholders” means Silverstone Shareholders and holders of Silverstone Options;

(ff)

“Share Exchange Ratio” shall have the meaning ascribed thereto in Section 3.01(c);

(gg)

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ACQUISITION AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01

Acquisition Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Acquisition Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02

Effect of the Arrangement

The Plan of Arrangement and the Arrangement shall be binding upon Silverstone, Silver Wheaton, and the Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01

Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Silverstone Special Warrant outstanding immediately prior to the Effective Time shall be converted into one Silverstone Share at no additional cost;

(b)

each Silverstone Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Silverstone for cancellation and Silverstone shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and Silverstone shall cause such Silverstone Share to be cancelled and the name of such holder shall be removed from the central securities register as a holder of Silverstone Shares;

(c)

each Silverstone Share held by a Former Silverstone Shareholder (other than a Dissenting Shareholder or Silver Wheaton or any subsidiary of Silver Wheaton) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Silver Wheaton and in consideration therefor Silver Wheaton shall issue Silver Wheaton Shares on the basis of 0.185 of a fully paid and non-assessable Silver Wheaton Share (the “Share Exchange Ratio”) for each Silverstone Share, subject to  and  hereof, and the name of such holder shall be removed from the central securities register as a holder of Silverstone Shares and Silver Wheaton shall be recorded as the registered holder of the Silverstone Shares so transferred and shall be deemed to be the legal owner of such Silverstone Shares;

(d)

each Silverstone Employee Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Silver Wheaton Option”) of Silver Wheaton to acquire (on the same terms and conditions as were applicable to such Silverstone Employee Option immediately before the Effective Time under the Silverstone Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted Silver Wheaton Option will expire on the expiry date for such option (provided that no Converted Silver Wheaton Option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Silverstone, a subsidiary of Silverstone or any successor thereof or as a result of termination of such relationship by Silverstone and further provided, however, that each Converted Silver Wheaton Option held by a director or consultant of Silverstone who ceases to be a director, officer or consultant, as applicable, of Silverstone on the Effective Date shall be deemed to have been amended to provide that such option shall expire not later than the earlier of: (i) the original expiry date of  such option; and (ii) the date that is two years following the Effective Date), the number (rounded down to the nearest whole number) of Silver Wheaton Shares equal to the product of:  (A) the number of Silverstone Shares subject to such Silverstone Employee Option immediately prior to the Effective Time and (B) the Share Exchange Ratio.  The exercise price per Silver Wheaton Share subject to any such Converted Silver Wheaton Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Silverstone Share subject to such Silverstone Employee Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted Silver Wheaton Option In the Money Amount immediately after the exchange is equal to the Silverstone Stock Option In the Money Amount of the exchanged Silverstone Employee Option immediately before the Effective Time; and

(e)

in accordance with the terms of the Silverstone Non-Employee Options, each Silverstone Non-Employee Option outstanding immediately prior to the Effective Time, whether or not vested, shall entitle the holder thereof to receive upon exercise (on the same terms and conditions as were applicable to such Silverstone Non-Employee Option immediately before the Effective Time except to the extent that the Silverstone Non-Employee Option will expire on the earlier of: (i) the original expiry date for such option; and (ii) the date that is two years following the Effective Date, if the holder thereof ceases to be a consultant of Silverstone as of the Effective Date and does not then become an employee, consultant, director or officer of Silver Wheaton or a subsidiary of Silver Wheaton on that date), the number (rounded down to the nearest whole number) of Silver Wheaton Shares equal to the product of: (A) the number of Silverstone Shares subject to such Silverstone Non-Employee Option, as the case may be, immediately prior to the Effective Time and (B) the Share Exchange Ratio.

Section 3.02

Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Silver Wheaton shall deliver or arrange to be delivered to the Depositary certificates representing the Silver Wheaton Shares required to be issued to Former Silverstone Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Silverstone Shareholders for distribution to such Former Silverstone Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Silverstone Shareholder together with certificates representing Silverstone Shares and such other documents as the Depositary may require, acting reasonably, Former Silverstone Shareholders shall be entitled to receive delivery of the certificates representing the Silver Wheaton Shares to which they are entitled pursuant to Section 3.01(b) hereof.

Section 3.03

No Fractional Silver Wheaton Shares

No fractional Silver Wheaton Shares shall be issued to Former Silverstone Shareholders.  The number of Silver Wheaton Shares to be issued to Former Silverstone Shareholders shall be rounded up to the nearest whole Silver Wheaton Share in the event that a Former Silverstone Shareholder is entitled to a fractional share representing 0.5 or more of a Silver Wheaton Share and shall be rounded down to the nearest whole Silver Wheaton Share in the event that a Former Silverstone Shareholder is entitled to a fractional share representing less than 0.5 of a Silver Wheaton Share.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01

Dissent Rights

Pursuant to the Interim Order, registered holders of Silverstone Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Silverstone Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Silverstone’s registered office by registered holders who wish to dissent at least two Business Days before the Silverstone Meeting or any date to which the Silverstone Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Silverstone Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Silverstone, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Silverstone Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Silverstone Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(c) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Silver Wheaton, Silverstone or any other person be required to recognize holders of Silverstone Shares who exercise Dissent Rights as holders of Silverstone Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Silverstone Shares at the Effective Time.

ARTICLE FIVE
DELIVERY OF SILVER WHEATON SHARES AND OTHER MATTERS

Section 5.01

Delivery of Silver Wheaton Shares

(a)

Upon surrender to the Depositary for transfer to Silver Wheaton pursuant to  hereof of a certificate that immediately before the Effective Time represented one or more outstanding Silverstone Shares (other than those held by a Dissenting Shareholder) that were exchanged for Silver Wheaton Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Silver Wheaton Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Silverstone Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Silver Wheaton Shares.

Section 5.02

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Silverstone Shares that are able to be exchanged for Silver Wheaton Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Silver Wheaton Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Silver Wheaton Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Silver Wheaton Shares is to be delivered shall, as a condition precedent to the delivery of such Silver Wheaton Shares, give a bond satisfactory to Silver Wheaton and the Depositary in such amount as Silver Wheaton and the Depositary may direct, or otherwise indemnify Silver Wheaton and the Depositary in a manner satisfactory to Silver Wheaton and the Depositary, against any claim that may be made against Silver Wheaton or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Silverstone.

Section 5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Silver Wheaton Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Silverstone Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof.  Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Silver Wheaton Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Silver Wheaton Shares.

Section 5.04

Withholding Rights

Silver Wheaton, Silverstone and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Silverstone Shareholder such amounts as Silver Wheaton, Silverstone or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 5.05

Limitation and Proscription

Subject to applicable law, to the extent that a Former Silverstone Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Silver Wheaton Shares that such Former Silverstone Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Silver Wheaton Shares,shall be delivered to Silver Wheaton by the Depositary and the share certificates shall be cancelled by Silver Wheaton, and the interest of the Former Silverstone Shareholder in such Silver Wheaton Shares to which it was entitled shall be terminated as of such final proscription date.

Section 5.06

Holders of Silverstone Options

From and after the Effective Time, any acknowledgements, agreements and other documentation which sets out the rights and entitlements of the holders of Silverstone Options to their respective Silverstone Options held as of the Effective Time will continue to represent such rights and entitlements as modified by this Plan of Arrangement.

ARTICLE SIX
AMENDMENTS

Section 6.01

Amendments to Plan of Arrangement

(a)

Silver Wheaton and Silverstone reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Silver Wheaton and Silverstone, (iii) filed with the Court and, if made following the Silverstone Meeting, approved by the Court, and (iv) communicated to holders or former holders of Silverstone Shares and Silverstone Options if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Silverstone at any time prior to the Silverstone Meeting provided that Silver Wheaton shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Silverstone Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Silverstone Meeting shall be effective only if:  (i) it is consented to in writing by each of Silver Wheaton and Silverstone; and (ii) if required by the Court, it is consented to by holders of the Silverstone Shares and Silverstone Options voting in the manner directed by the Court.

(d)

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Acquisition Agreement.

SCHEDULE B
TO THE ACQUISITION AGREEMENT
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the British Columbia Business Corporations Act (the “BCBCA”) involving Silverstone (“Silverstone”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Silverstone dated March ●, 2009, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Silverstone and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The acquisition agreement (the “Acquisition Agreement”) between Silverstone and Silver Wheaton, dated March 11, 2009, and all the transactions contemplated therein, the actions of the directors of Silverstone in approving the Arrangement and the actions of the officers of Silverstone in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and confirmed;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Silverstone or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Silverstone are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Silverstone:

(a)

to amend the Acquisition Agreement or the Plan of Arrangement to the extent permitted by the Acquisition Agreement or the Plan of Arrangement; or

(b)

subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Silverstone is hereby authorized, for and on behalf and in the name of Silverstone, to execute and deliver, whether under corporate seal of Silverstone or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Acquisition Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Acquisition Agreement, including:

(a)

all actions required to be taken by or on behalf of Silverstone, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Acquisition Agreement or otherwise to be entered into by Silverstone;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
TO THE ACQUISITION AGREEMENT
KEY REGULATORY APPROVALS

1.

Competition Act

(i)

The issuance of an Advance Ruling Certificate pursuant to subsection 102(1) of the Competition Act, provided that such Advanced Ruling Certificate has not been rescinded prior to the Outside Date; or (ii) (A) the expiry or termination of the waiting period under section 123 of the Competition Act, or waiver of the notification requirement pursuant to paragraph 113(c) of that Act.

2.

Approval of the TSXV and the TSX

3.

Approval of NYSE

SCHEDULE D
TO THE ACQUISITION AGREEMENT
KEY THIRD PARTY CONSENTS

1.

The Bank of Nova Scotia – Pursuant to the Amended and Restated Credit Agreement between Silverstone and [REDACTED] (as “Borrowers”) and The Bank of Nova Scotia (“BNS”) (as “Administrative Agent”) dated November 20, 2008 which provides for a $15,000,000 revolving credit facility.